Type:  425
Sequence: 1
Description: Filing of Communication


                        Filed by Time Warner Inc.
                        Pursuant to Rule 425 under the Securities Act of 1933 Commission File No. 001-12259
                        Subject Company: AOL Time Warner Inc.



     Set forth below is the text of certain slides used during discussions related to the proposed merger transaction involving Time Warner Inc. and America Online, Inc.

Integration Opportunities: Cartoon/AOL
------------------------------------------------------------------------

     o Animation community on AOL's Entertainment Channel and Broadband Service

     o    Cartoon Network.com as primary area on AOL Kids Only
          Channel's main page

     o Broaden audience for Immersion/Enhanced TV initiatives on AOL Teens, Sports and Kids Channels

     o    Premiere placement for e-commerce initiatives on AOL's Shopping
          Channel

     o Build community with regularly scheduled Cartoon Network chat events in AOL's Chat Auditorium

     o    Cross-promotional "stunts"

     o    Establish advertising media barter arrangements

     o Leverage Digital Studio to create unique and original content

     o Digitize existing library content for streaming/exhibition on AOL sites

     o Leverage Turner Learning content for exhibition on AOL educational sites

AOL/Turner Benefits: Cartoon
------------------------------------------------------------------------

     Benefits: Turner                     Benefits: AOL
     ----------------                     -------------
    o    Increase on-line viewership      o    Unique and original
         of unique content                     content will give AOL a
                                               competitive advantage
    o    Increase advertising
         revenues                         o    Potential for increased
                                               revenue due to increased
    o    Potential for syndication             subscribers, retention and
         and licensing/                        advertisers from Cartoon
         merchandising revenues                Network content
         from product exposure

    o    Greater ability to attract
         and retain advertisers

Integration Opportuities:  NASCAR/AOL
------------------------------------------------------------------------

     o AOL will dramatically accelerate the growth of NASCAR.com site users and annual page views.

     o Integrate site into Turner web initiatives, as well as AOL sports.

     o NASCAR.com will achieve significant economies of scale by leveraging existing CNN Interactive and AOL infrastructure.

     o Enhanced programming will increase viewer involvement and programming value (e.g., choice of in-car cameras).

AOL/Turner Opportunities:  News
------------------------------------------------------------------------

     Concept Detail
     --------------
     o    Leverage CNN content across AOL platforms, including AOL
          Anywhere

     o Leverage CNN news gathering services for proprietary news content

     o    Co-brand CNN /AOL news updates

     Benefits: Turner                     Benefits: AOL
     ----------------                     -------------
     o    Extends CNN brand               o    Access to world leading
                                               news
     o    Potential for incremental
          revenue opportunities           o    Potential for increased
          from increased reach                 revenue due to increased
                                               subscribers, retention and
                                               advertisers from CNN
                                               News content

AOL/Turner Opportunities: Promotions
------------------------------------------------------------------------

     Concept Detail
     --------------
     o    Cross-promotion between AOL assets and Turner assets

     o    Examples:

          o    Sign-up for AOL, get Cartoon merchandise

          o AOL disks distributed at Braves, Hawks and Thrashers games

          o    AOL logo on sponsored NASCAR car

          o    Sign-up for AOL at Simon Malls

          o    WCW (PPV, Chat, Community)

          o Tune-In Support for cable programming via web properties

          o    Airport Network/AOL Travel sites

AOL/Turner Benefits: Promotions
------------------------------------------------------------------------

     Benefits: Turner                     Benefits: AOL
     ----------------                     -------------
    o    Increase/retain                  o    Increase/retain traffic
         viewership and traffic
                                          o    Generate new
                                               subscribers

                                          o    Lower customer
                                               acquisition costs

AOL/Turner Opportunities: Ad Sales
------------------------------------------------------------------------

     Concept Detail
     --------------

     o Bundling opportunities across multiple platforms (Internet and television)

          o    Leverage Turner Global Client Solutions model (creating value for
               advertiser   who  will   then  pay  a   premium   for   creative,
               cross-platform solution)

     o    Shared data and research between AOL and Turner

     o Promotion/product placement deals combining Turner and AOL inventory

     o    Complementary nature of media assets allows for

          o    Leveraging of relationships

          o    Customers gaining easy access to both companies

          o Enhanced creativity and flexibility within cross-media buys

AOL/Turner Benefits: Ad Sales
------------------------------------------------------------------------

     Benefits: Turner                     Benefits: AOL
     ---------------                      -------------
     o    Generate incremental            o    Generate incremental
          advertising revenue                  advertising revenues

     o    Added value for                 o    Data gathering and
          advertisers                          analysis

     o    Data gathering and              o    Access to larger client
          analysis                             base

     o    Idea-driven sales               o    Leverage Turner's brand
                                               strength
     o    Improved marketplace
          leverage                        o    Idea-driven sales and
                                               solutions

AOL/Turner Opportunities: AOLTV
------------------------------------------------------------------------

     Concept Detail
     --------------
          o Turner to develop a fully interactive/enhanced network distributed through AOLTV

          o    AOLTV leverages Turner Ad Sales and Cable Sales

          o Include AOLTV rights into future negotiations: NASCAR, NBA, Wimbledon

          o Leverage Turner satellite capacity and relationships to advantage operators and distribute unique content

          o Use content for bandwidth/promotion deals to build digital library

          o Leverage data to create incremental value through targeted advertising and commerce

AOL/Turner Benefits: AOLTV
------------------------------------------------------------------------

     Benefits: Turner                     Benefits: AOL
     ----------------                     -------------
     o    Incremental viewership          o    Build long-term,
          and revenue due to                   valuable business
          enhanced TV
          functionality                   o    Strategic advantage
                                               over competition from
     o    Higher value                         variety of enhanced
          environment for                      content
          advertisers - opportunity
          to capture revenue
          through increased
          interactivity and e-
          commerce (results not
          just "eyeballs")

AOL/Turner Opportunities: Simon Malls
------------------------------------------------------------------------

     Concept Detail
     --------------
     o    Provide AOL as the custom ISP provider to mall customers

     o    Ability to promote on the local level because of AOL's
          Digital City

     o    Value added technology

     Benefits: Turner                     Benefits: AOL
     ----------------                     -------------
     o    Incremental promotion           o    Brand extension
          opportunities for the joint          opportunities
          venture

     o    Leverage AOL brand to
          drive/ sustain traffic

AOL/Turner Opportunities: International
------------------------------------------------------------------------

     Concept Detail
     --------------
     o AOL will gain access to advertisers and country specific content from Turner's existing operations/ relationships in Europe, Asia and Latin America

     o Opportunity to expand AOL customer base by leveraging value of Turner's globally recognized brands

     o Leverage Turner's brand strength to drive international growth of new technology (advanced wireless acceptance, etc.)

     Benefits: Turner                     Benefits: AOL
     ----------------                     -------------
     o    Potential revenues from         o    Expedite international
          cross-selling of AOL                 growth through leverage
          inventory                            of Turner relationships
                                               with advertisers,
                                               operators and
                                               governments

                                          o    Capitalize on
                                               universal
                                               recognition of
                                               CNN brand

AOL/Turner Opportunities: Digital Content
------------------------------------------------------------------------

     Concept Detail
     --------------
     o Leverage content from all Turner assets to create programming for AOL

     o Negotiate new media (streaming) and Internet rights for new and existing product to be displayed on AOL sites

     o Re-purposed/create new versions of existing product from Turner library for display, possibly via PPV, on AOL

     o Use AOL as experimental programming platform for new concepts

     o Headline News programming concept on AOL, other devices and platforms (e.g.; PDA, wireless)

     o    Leverage Turner web sites and content across AOL

     o Offer unique Turner programming live on AOL (TNT Concert series live, followed by airing of produced version on TNT)

     o    Leverage sports teams for digital content

AOL/Turner Benefits: Digital Content
------------------------------------------------------------------------

     Benefits: Turner                     Benefits: AOL
     ----------------                     -------------
     o   Create a long-term,              o    Create incremental
         valuable library of digital           revenue/subscribers due
         content                               to unique, proprietary
                                               content from Turner
     o   Use library for                       networks/web
         syndication revenues                  sites/library
         and potentially create a
         long-term asset  (e.g.           o    Increase subscriber
         Turner's purchase of                  retention and site
         MGM library)                          "stickiness"

              * * * * * * * * * * * * * * * * * * * * * *

     Caution Concerning Forward-Looking Statements. This presentation includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements herein include statements about the proposed Time Warner/America Online transaction. The following factors, among others, could cause actual results to differ materially from those described herein: failure of the Time Warner or America Online stockholders to approve the merger; the risk that the Time Warner and America Online businesses will not be integrated successfully; the costs related to the merger; inability to obtain, or meet conditions imposed for, governmental approvals for the merger of America Online and Time Warner; and other economic, business, competitive and/or regulatory factors affecting America Online's and Time Warner's businesses generally. More detailed information about those factors is set forth in filings by AOL Time Warner, America Online and Time Warner with the Securities and Exchange Commission, including the most recent quarterly report on Form 10-Q and current reports on Form 8-K. None of AOL Time Warner, America Online or Time Warner is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

                 * * * * * * * * * * * * * * * * * * *

AOL Time Warner Inc., together with Time Warner Inc. and America Online, Inc., filed with the Securities and Exchange Commission a preliminary joint proxy statement/ prospectus regarding the proposed business combination transaction referenced in the foregoing information. In addition, AOL Time Warner, Time Warner and America Online will prepare and file with the Commission a definitive joint proxy statement/prospectus and other documents regarding the proposed transaction. Investors and security holders are urged to read the definitive joint proxy statement/prospectus, when it becomes available, because it will contain important information. The definitive joint proxy statement/prospectus will be sent to stockholders of Time Warner and America Online seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents filed with the Commission by AOL Time Warner Inc. and Time Warner (as well as America Online) at the Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and other documents filed by Time Warner with the Commission may also be obtained for free from Time Warner by directing a request to Time Warner Inc., 75 Rockefeller Plaza, New York, New York 10019, Attention: Shareholder Relations, telephone: (212) 484-6971, e-mail: investrequest@twi.com.

            * * * * * * * * * * * * * * * * * * * * ** * *